UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 24, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

January 24, 2007

To whom it may concern:

Mizuho Financial Group, Inc.

Dai-Ichi Kangyo Asset Management Co., Ltd.

Fuji Investment Management Co., Ltd.

Basic Agreement for Merger reached by

Dai-Ichi Kangyo Asset Management Co., Ltd. and

Fuji Investment Management Co., Ltd.

We hereby announce that Dai-Ichi Kangyo Asset Management Co., Ltd. (“DKA”) and Fuji Investment Management Co., Ltd. (“FIMCO”, and collectively with DKA, the “Two Asset Management Companies”) have reached basic agreement that they will merge as of a target date of July 1, 2007 and today signed a memorandum of understanding for merger.

The above is subject to regulatory approvals and other procedures.

1. Purpose of Merger

It is expected that the asset management market, investment trusts in particular, will continue to expand and that competition in the market will increase further. In light of this market environment, the Two Asset Management Companies entered into a basic agreement for merger based on a determination that a progressive consolidation of the respective business platforms and accumulated know-how would be necessary to continue responding appropriately to customer needs as they become increasingly sophisticated and diversified.

2. Asset Management Business of Mizuho Financial Group

The merged entity (the “New Company”) will be meeting the diversified needs of customers as, together with DLIBJ Asset Management Company Co., Ltd. (“DIAM”), one of our group’s core asset management companies.

The New Company will provide asset management services primarily to domestic customers and will aim to become Japan’s leading asset management company that provides high-quality services and to earn the strong support of customers.

DIAM, a joint venture with The Dai-ichi Mutual Life Insurance Company, will continue to provide asset management services to its domestic and international customers through its global business network.

We sincerely appreciate your understanding and continued support.

3. Outline of New Company

(1) Company name:	Mizuho Asset Management Co., Ltd.

(2) Surviving entity:	Dai-Ichi Kangyo Asset Management Co., Ltd.

(3) Address of main office:	8-1, Nihonbashi Kobunacho, Chuo-ku, Tokyo
(current address of FIMCO’s main office)

(4) Names of representatives
(scheduled) :	President & CEO Shinichiro Tanaka
(currently, Managing Executive Officer of Mizuho Corporate Bank, Ltd.)
Deputy President Naoki Ito
(currently, Managing Director of Mizuho Securities Co., Ltd.)

(5) Merger ratio:	To be decided based on negotiation taking into account third-party evaluations and other factors.

For reference: Outline of merging companies (as of September 30, 2006)

Company name	Dai-Ichi Kangyo Asset Management Co., Ltd.	Fuji Investment Management Co., Ltd.

Date founded	May 1964	September 1993

Head office	Chiyoda-ku, Tokyo	Chuo-ku, Tokyo

Representative	Toru Tonoike (note1)	Atsushi Takano

Paid-in capital	¥ 2,045 million	¥ 2,050 million

Number of employees	159	132

Balance of publicly offered investment trusts	¥ 1,348.2 billion	¥ 360.1 billion

Assets under management in investment advisory business	¥ 656.0 billion	¥ 830.6 billion

Pension assets within assets under management in investment advisory business	¥ 643.5 billion	¥ 534.7 billion

Major shareholders and share ownership percentage	Mizuho Financial Group, Inc. 100% (note2)	Mizuho Financial Group, Inc. 94.3% Lord, Abbett & Co. LLC 5.7%

Note 1:	Naoki Ito (currently, Managing Director of Mizuho Securities Co., Ltd.) will be appointed as President & CEO of DKA as of February 1, 2007.
Note 2:	Excluding treasury stock held by DKA.

<For inquiries on this matter, please contact>

Mizuho Financial Group, Inc.:	Corporate Communications Public Relations Office	03-5224-2026
DKA:	Planning and Coordination Department	03-3282-1123
FIMCO:	Corporate Planning	03-5644-1323

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future events or future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this immediate release: adverse developments in negotiations among the relevant parties; the risk that the businesses of DKA and FIMCO will not be integrated successfully or as quickly as expected; the risk that the synergies from the merger may not be fully realized or may take longer to realize than expected; significant increases in competition in the domestic and international asset management industries. Additional factors that could affect future results are contained in “Item 3.D. Key Information-Risk Factors”, and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F on file with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.